Filer: C. R. Bard, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934

Subject Company: C. R. Bard, Inc.

Commission File No. 001-6926

On May 25, 2017, C. R. Bard, Inc. (“Bard”) made the following letter available to employees of Bard in connection with Becton, Dickinson and Company’s pending acquisition of Bard.

To the Bard Team:

It’s hard to believe it’s been one month since we signed and announced the definitive agreement to bring together our two great companies.

Throughout the past few weeks, several BD leaders—myself included—have spent time visiting a number of Bard locations in the U.S., where we have sincerely enjoyed the opportunity to listen and learn from your Management Boards and associates.

The opportunity to meet so many Bard employees was a very meaningful way to spend the first few weeks of our integration planning efforts. We saw first-hand the passion, honesty and humility of Bard associates and got a better sense of what makes Bard so special. These visits reinforced just how well our two companies will fit together—not only from a strategic perspective, but from a cultural one, with a shared commitment to advancing healthcare. On behalf of the entire senior team at BD, I’d like to thank you for the warm and gracious welcome.

Since then, we’ve made great progress in the early days of integration planning. Last week, we held our Integration Kick-off Meeting, where we gathered all of the functional leaders from both organizations – along with the business and regional leaders by phone—to start discussions on how we can bring together the best parts of both BD and Bard to create a new and better healthcare company. We’ll host similar kick-off meetings for the regions and countries throughout the month of June in the Americas, EMEA, Japan, China and Rest of Asia.

To keep you posted on our integration planning efforts, we will soon launch a new, bi-weekly Integration Insights newsletter. You’ll find the latest updates on our integration planning progress, as well as more information to help you get to know BD, in each edition.

In closing, I want to thank you once again for your unwavering commitment to the customers and patients we serve. I look forward to getting to know you and the Bard team even more as we move forward.

Sincerely,

Vince Forlenza

Chairman and CEO

BD

FORWARD-LOOKING STATEMENTS

The information presented herein contains estimates and other forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “outlook” and similar words, phrases or expressions are intended to identify such forward-looking statements, but other statements that are not historical facts may also be considered forward-looking statements. These forward-looking statements include statements about the benefits of the merger, including anticipated future financial and operating results, synergies, accretion and growth rates, BD’s, Bard’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure of the closing conditions to be satisfied, or any unexpected delay in closing the proposed merger, including the failure to obtain the necessary approval by Bard shareholders and the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings related to the proposed merger; risks relating to the integration of BD’s and Bard’s businesses, operations, products and employees, including the risk that this integration will be materially delayed or will be more costly or difficult than expected; the risk that the integration of the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized; the risk of higher than anticipated costs, fees, expenses and charges in relation to the proposed merger; access to available financing on a timely basis and reasonable terms; reputational risk and the reaction of BD’s and Bard’s employees, customers, suppliers or other business partners to the proposed merger, including a risk of loss of key senior management or other associates; developments, sales efforts, income tax matters, the outcomes of contingencies such as legal proceedings, and other economic, business, competitive and regulatory factors; as well as other risks, uncertainties and factors discussed in BD’s and Bard’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), available free of charge at the SEC’s website at www.sec.gov. BD and Bard do not intend, and disclaim any obligation, to update or revise any forward-looking statements contained in this communication to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, BD will file a registration statement on Form S-4 with the SEC that will include a proxy statement of Bard that also constitutes a prospectus of BD. BD and Bard also plan to file other documents in connection with the proposed transaction with the SEC. INVESTORS AND SHAREHOLDERS OF BARD ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BD, BARD, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by BD or Bard with the SEC will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the documents filed with the SEC by BD at BD’s website at www.bd.com, in the “Investors” section by clicking the “Investors” link or by contacting BD Investor Relations at Monique_Dolecki@bd.com or calling 201-847-5378, and will be able to obtain free copies of the documents filed with the SEC by Bard at Bard’s website at www.crbard.com, in the “Investors” section by clicking the “Investors” link or by contacting Bard Investor Relations at Todd.garner@crbard.com or calling 908-277-8065.

PARTICIPANTS IN THE SOLICITATION

BD, Bard, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Bard’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bard shareholders in connection with the proposed merger, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about BD’s directors and executive officers is available in BD’s proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on December 15, 2016, and other documents subsequently filed by BD with the SEC. Information about Bard’s directors and executive officers is available in Bard’s proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on March 15, 2017, and other documents subsequently filed by Bard with the SEC.